RPC Incorporated, 2170 Piedmont Road NE., Atlanta, GA  30324    Telephone:  (404) 321-2140    Facsimile:  (404) 321-5483

VIA EDGAR

September 16, 2010

Mr. H. Roger Schwall
Assistant Director
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

RE:           RPC, Inc.
Form 10-K for Fiscal Year ended December 31, 2009
File No. 001-08726
Your comment letter dated September 1, 2010

Dear Mr. Schwall:

Below are our responses to the comments raised in the above referenced letter.  In an effort to facilitate the Staff’s review, we have repeated the comments prior to setting forth our response thereto.

Form 10-K for the year ended December 31, 2009

Business, page 2

1.	Please clarify the extent to which your revenues derive from land-based versus offshore operations, and oil versus natural gas producing activities.

During 2009, approximately four percent of RPC’s consolidated revenues were generated from offshore operations in the U.S. Gulf of Mexico.  In addition, approximately three percent of RPC’s consolidated revenues were generated from offshore operations in the offshore territory of other countries, principally in New Zealand.   We also estimate that 33 percent of our 2009 revenues was related to drilling and production activities for oil, and 67 percent was related to drilling and production activities for natural gas.  In future filings of our Form 10-Ks, we will include this information, as appropriate.

2.
We note your risk factor disclosure on page 10 beneath the caption, “Our business has potential liability for litigation, personal injury and property damage claims assessments.”  With a view towards possible disclosure, please advise of any provisions in your contracts that might subject you to environment-related penalties or damages or that would indemnify you for such amounts.  Address both your offshore and your onshore operations.  We note that you provide services offshore of the Gulf of Mexico and that you provide hydraulic fracturing and acid treatment services.  Also, tell us whether you carry any insurance against such events and, if so, the amounts of the coverage.

RPC’s subsidiaries have a number of agreements of various types in place with our customers.  In general, these agreements indemnify RPC and its subsidiaries against damage or other liabilities caused by the actions of customers.  Also, these agreements indemnify our customers against damages or liabilities that arise from the actions of our employees or the operation of our equipment.  The provisions in these agreements do not make a distinction among the types of services that RPC provides or the location of the work.  These agreements also require that RPC maintain a certain level and type of insurance coverage against any claims that are determined to be our responsibility.  RPC has insurance coverage in place with several well-capitalized insurance companies for accidental environmental claims which provide coverage in an amount that we will supplementally provide to the staff.

We believe our disclosure in our Form 10-K appropriately summarized the risks to our business after considering the foregoing information and currently do not intend to include this additional information in our future filings.

3.	Please disclose what effect, if any the moratorium on Gulf of Mexico activities is expected to have on your strategic plans, business and results of operations.

We expect that the moratorium on drilling in the Gulf of Mexico will not have a material impact on our operations including current and future financial results.  Revenues generated from offshore operations in the Gulf of Mexico contributed approximately four percent of RPC’s consolidated revenues in 2009, and only a small percentage of those revenues are generated in the deep water in the Gulf of Mexico, which is the geographical region affected by the moratorium.  We therefore do not currently intend to include this additional information in our future Form 10-K filings.

 Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 17

4.	Please discuss more fully the expense reduction measures you undertook in 2009.

In response to the industry downturn that RPC experienced in the third and fourth quarters of 2008 and most of 2009, the Company undertook several measures which it believes reduced its operating and net losses for the 12 months ended December 31, 2009.  Primary among these measures was a reduction in employments costs, which we accomplished by headcount reductions among both field and administrative employees.  RPC also implemented salary reductions for the remainder of our employees, and reduced variable compensation where possible.  During 2009 RPC reduced its headcount by 22 percent.  This headcount reduction, along with other compensation reductions, resulted in a 22 percent decrease in total employment costs in 2009 as compared to 2008.

During 2009 RPC also reduced its capital expenditures due to the industry downturn.  While we reduced capital expenditures in order to strengthen our balance sheet and preserve cash, and because we did not believe that potential capital expenditures met our financial return criteria, this action also had the effect of reducing depreciation and interest expense.

We will revise future filings of our Form 10-K to more fully discuss these expense reduction measures implemented during 2009.

  Executive Compensation, page 60 (incorporated by reference to the Definitive Proxy Statement on Schedule 14A filed on March 24, 2010

5.
Please confirm in writing that you will comply with the following comments relating to your proxy in all future filings, and provide us with an example of the disclosure you intend to use in each case.  After our review of your responses, we may raise additional comments.

We will comply with the following comments relating to our proxy in all future filings beginning with the document that will be filed in 2011.  We have provided examples of the disclosures that we plan to use in response to each of the comments below, as appropriate.

  Risk Oversight by Board, page 8

6.
We note that you have not included any disclosure in response to Item 402(s) of Regulation S-K.  Please advise us of the basis for your conclusion that disclosure in response to this item is unnecessary and describe the process you undertook to reach that conclusion.

A link between excessive risk-taking and employee compensation can be created when a company adopts compensation policies that reward employees for achievement of short-term gains.  This concern arose in the wake of the collapse of the nation's financial institutions, and is reflected in the White House's 2008 Declaration of the Summit on Financial Markets and the World Economy: “Financial institutions should have clear internal incentives to promote stability, and action needs to be taken, through voluntary effort or regulatory action, to avoid compensation schemes which reward excessive short-term returns or risk-taking.”

The Company has from its inception focused its compensation policies solely on long-term gains.  The Company is a controlled company.  It was spun off from Rollins, Inc. (“Rollins”) in 1984, but remains majority owned by the same family that founded Rollins over 60 years ago.  Stability is a crucial element of all of the Company’s compensation programs.  The Company has always structured its employee compensation in a way that promotes stability.  The Company does not reward employees for short-term gains.

The Company’s proxy statement demonstrates this characteristic.  Pay for Company executives has only three components:
o	Salary,
o	Management Incentive Plan (“MIP”), and
o	Stock-based incentive plans.

For several years now, the sole criterion under the MIP has been return on invested capital (“ROIC”).  This is a widely used financial performance measure that, as stated in the proxy statement, typically correlates with long-term changes in stockholder value.

The Compensation Committee also grants restricted stock to its employees.  These shares vest over a six year period.  They are clearly designed to align the recipients’ interests with the long-term interests of shareholders.

The material risks to the Company are set forth in the risk factors disclosed in the 10-K.  As an oil service company, the Company does face a certain amount of risk.  None of these risks is materially affected one way or another by the Company's compensation policies.

The Company's Compensation Committee has always had as two of its major compensation goals stability and focusing its employees on long-term gain.

Similar to the executive officers, compensation of business unit managers is based on ROIC and they are awarded restricted stock that vest over six years.

Given the Company’s understanding of these compensation practices and policies, the Company concluded that there are no risks arising from the registrant's compensation policies and practices that are reasonably likely to have a material adverse effect on the registrant.  Accordingly, the Company concluded that no disclosure is required under Item 402(s).

  Compensation Discussion and Analysis, page 14

7.
We note your disclosure on page 14 that your compensation committee, composed of three non-management directors, held primary responsibility for determining executive compensation levels.  Please clarify whether any of your executive officers made recommendations to the committee or otherwise contributed input on their own compensation.  Refer to Item 402(b)(2)(xv) of Regulation S-K.

Under the Base Salary section of the Compensation Discussion and Analysis (CD&A), we state that “During 2009, in light of the difficult operating environment faced by the Company, the executive officers voluntarily reduced their base salary by 15 percent.”  This reduction in base salary was instituted on the recommendation of the executive officers.  In prior two years, no specific recommendation was made by the executive officers regarding their own compensation. However, the Compensation Committee may from time to time solicit input from the Chairman regarding compensation for the executive officers other than him.

In future proxy filings, we will include the following disclosure under the General Compensation Objectives and Guidelines section of the CD&A:

During the year, none of the executive officers made recommendations or otherwise contributed input on their own compensation.  However, the Compensation Committee may from time to time solicit input from the Chairman when reviewing executive compensation.

8.
We note your disclosure on page 16 that your compensation committee established corporate performance goals for 2009 under the Management Incentive Plan based on cash flow return on invested capital.  We further note you disclosure that “[f]or 2009, the target performance goal established by the Company is in excess of the comparable historical average ROIC of our peers, is in excess of the Company’s weighted average cost of capital, and is an amount which the Company believes represents outstanding financial performance.”  Please disclose this goal.  To the extent you believe that disclosure of this entity-wide goal, on an historical basis, would result in competitive harm such that the information could be excluded under Instruction 4 to Item 402(b) of Regulation S-K, please provide us with a detailed explanation supporting your conclusion.  Refer to Item 402(b)(1)(v) and Instruction 4 to Item 402(b) of Regulation S-K.  Refer also to Question 118.04 of the Regulation S-K Compliance and Disclosure Interpretations, available on our website at:

http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm

As disclosed in the Performance-Based Incentive Cash Compensation section of the CD&A, the measure used to award cash to the executive officers is the cash flow Return on Invested Capital (ROIC).  We will supplementally provide to the staff the Company’s definition of ROIC. We further disclosed in the proxy that “the Company must achieve at least 80 percent of the target performance goal for executive officers to be eligible for any bonus award.  Bonus awards … are determined on a sliding scale between the threshold performance level and a superior performance level, which corresponds to 175 percent of the target performance goal.”  To be eligible for any cash award, ROIC to be achieved should be in the range of 16 percent to 35 percent.  For 2009, the officers did not earn a cash bonus.

In future proxy filings, we will include the following disclosure under the Performance-Based Incentive Cash Compensation section of the CD&A:

For XX year, the target performance goal established by the Company is in excess of the comparable historical average ROIC of our peers, is in excess of the Company’s weighted average cost of capital, and is an amount which the Company believes represents outstanding financial performance.  Under the Management Incentive Plan, the Company must achieve at least 80 percent of the target performance goal for executive officers to be eligible for any bonus award.  Bonus awards under the Management Incentive Plan are determined on a sliding scale between the threshold performance level and a superior performance level, which corresponds to 175 percent of the target performance goal.  To be eligible for the bonus award under the Management Incentive Plan, the ROIC must be in the range of 16 percent to 35 percent.

9.
We note your disclosure on page 17 that “[w]hen considering the grant of stock based awards, the Committee gives consideration to [your] overall performance and the performance of individual employees.”  We further note your disclosure elsewhere that the committee’s award determinations were discretionary and subjective.  For each of the four named executive officers who received restricted stock awards, please disclose the specific aspects of the individual’s performance considered by the committee in its evaluation and determination of the award amount.  Refer to Item 402(b)(2)(vii) of Regulation S-K.

As disclosed in the Stock Based Incentive Plans section of the CD&A, the Committee’s awards are purely discretionary and not based upon any specific formula. While the individual performance of the employees is considered when awarding the stock, it is not based on any specific metric or other mathematical formula.  The primary factor influencing the Committee’s discretion in determining the amount of each individual’s award was the Committee’s assessment of their respective contribution to the management of the Company’s operations and strategic plans.  We will include appropriate disclosure of the foregoing in future proxy filings.

We acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any further comments or questions to me at (404) 321-2149.

Sincerely,

        /s/ Ben M. Palmer
        Ben M. Palmer
        RPC, Inc.
        Chief Financial Officer
        (Principal Financial and Accounting Officer).

        cc:    Mr. Richard A Hubbell
                 Mr. Stephen D. Fox, ARNALL GOLDEN GREGORY LLP